SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM NT 10-K

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number   1-8604

(Check one)
[X]  Form 10-K and Form 10-KSB      [ ]  Form 11-K
[ ]  Form 20-F      [ ]  Form 10-Q and Form 10-QSB      [ ]  Form N-SAR

     For period ended   MAY 31, 1995

[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR

     For the transition period ended __________________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the modification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant   TEAM, INC.

     Former name, if applicable _______________________________________________
_______________________________________________________________________________

     Address of principal executive office (STREET AND NUMBER)   1001 FANNIN
STREET, SUITE 4656

     City, State and Zip Code   HOUSTON, TEXAS  77002

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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25 (b), the following should be completed. (Check appropriate box).

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Effective August 25, 1995, Mr. H. Wesley Hall ceased to serve as Chairman, President and Chief Executive Officer of the Company. Pursuant to Section 10.01(k) of the Amended and Restated Credit Agreement between Texas Commerce Bank, N.A. and the Company dated August 24, 1995 (the "Agreement"), it is an event of default under the Agreement if Mr. Hall ceases to hold a senior managerial position with the Company. To date, the Company's senior lender, Texas Commerce Bank, N.A., has granted the Company a thirty (30) day waiver of the default. Although the Company has requested an unconditional waiver of the default, until such waiver is obtained, the Company must restate certain financial information appearing in the Form 10-K. Such restatement cannot be completed by the due date of the Form 10-K without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          JOHN M. SLACK                (713) 659-3600
             (Name)                    (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes      [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes      [ ]  No

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In large part due to a one time write down of assets of $4.1 million, net of income taxes, recorded in the second quarter, the loss from continuing operations net of income tax benefit was $5.4 million in fiscal 1995 compared to earnings of $0.4 million in fiscal 1994. The Company recorded a net operating loss on its discontinued transportation segment of $0.5 million in fiscal 1995, and recognized a loss on the sales of discontinued operations, net of income taxes, of $13,000. This resulted in a net loss for the year of $6.0 million, compared to a net loss of $319,000 in the prior year. The loss for fiscal 1995 has been previously announced in the Company's earnings release dated August 8, 1995.

                                   TEAM, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 28, 1995                  By: \s\   JOHN M. SLACK
                                                  John M. Slack,
                                                  Vice President and
                                                  Chief Financial Officer

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